Exhibit 99.4

Kathleen E. Skerrett
Direct Line:	416.865.6660
Direct Fax:	416.865.6636
kskerrett@grllp.com

December 1, 2021

FILED VIA SEDAR

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Dear Sirs/Mesdames,

Re:	Skylight Health Group Inc. (the “Issuer”)

Issuer Profile No.: 45044

- Prospectus Supplement dated December 1, 2021 (the “Prospectus Supplement”) to Amended &

Restated Short Form Base Shelf Prospectus dated October 4, 2021 (the “Offering”)

FILE NO. 117307

We refer to the Prospectus Supplement of Skylight Health Group Inc. dated December 1, 2021 relating to the distribution of 9.25% Series A Cumulative Redeemable Perpetual Preferred Shares.

We hereby consent to the references to our firm name on page (iii) of the Prospectus Supplement and under the heading “Interest of Experts”.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in it that are within our knowledge as a result of the services we performed in connection with the preparation of the Prospectus.

Yours truly,

“Gardiner Roberts LLP”

GARDINER ROBERTS LLP
Bay Adelaide Centre – East Tower 22 Adelaide Street West, Suite 3600
Toronto, Ontario M5H 4E3
Tel: 416.865.6600 Fax: 416.865.6636 www.grllp.com